



10015532

April 8, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 038/2010**

  Subject: Notification of the Resolutions of the 2010 Annual General Meeting of Shareholders.

  Date: April 8, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 8, 2010

AIS-CP 038/2010

April 8, 2010

Subject: Notification of the Resolutions of the 2010 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the 2010 Annual General Meeting of Shareholders , held on April 8, 2010 at the Auditorium Room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok 10900 as the following matters:

1. Certified the Minutes of the 2009 Annual General Meeting of Shareholders which was held on April 8, 2009.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,529,378,400	votes	equivalent to	99.85%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	3,739,902	votes	equivalent to	0.15%.

   of the total number of shareholders attending and eligible to vote.

2. Approved the balance sheet, statement of income and statement of cash flow for the fiscal year ended December 31, 2009.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,527,329,200	votes	equivalent to	99.71%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	7,224,602	votes	equivalent to	0.29%.

   of the total number of shareholders attending and eligible to vote.

3. Approved the dividend payment for the fiscal year 2009 to shareholders at Baht 6.30 per share. As the result of an interim dividend payment of Baht 3.00 per share, which was paid on September 10, 2009, the remaining dividend for second half operating results for 2009 is Baht 3.30 per share.

   In addition, the Meeting also approved an additional dividend at the rate of Baht 5.00 per share. This is due to the Company has excess liquidity and it expects that there is no major investment plan in the near future.

   The share registration book closing date to determine a right to receive dividends will be on April 20, 2010 and dividend payment date will be on April 30, 2010.

   The meeting has approved this agenda by simple majority vote as follows:

Approved	2,531,754,400	votes	equivalent to	99.75%,
Disapproved	7,100	votes	equivalent to	0.00%,
Abstained	6,314,102	votes	equivalent to	0.25%.

   of the total number of shareholders attending and eligible to vote.

4. Approved the re-appointment of retiring directors as details below:

   4.1) Mr. Surasak Vajasit Member of the Audit Committee, Independent Director,

and Member of Nomination and Corporate Governance Committee

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,526,151,023	votes	equivalent to	99.53%,
Disapproved	11,908,777	votes	equivalent to	0.47%,
Abstained	125,802	votes	equivalent to	0.00%.

of the total number of shareholders attending and eligible to vote.

4.2) Mr. Suphadej Poonpipat Director

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,282,475,823	votes	equivalent to	89.93%,
Disapproved	230,870,877	votes	equivalent to	9.10%,
Abstained	24,838,902	votes	equivalent to	0.98%.

of the total number of shareholders attending and eligible to vote.

4.3) Mr. Yeo Eng Choon Director

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,523,490,223	votes	equivalent to	99.42%,
Disapproved	14,550,077	votes	equivalent to	0.57%,
Abstained	145,302	votes	equivalent to	0.01%.

of the total number of shareholders attending and eligible to vote.

5. Approved the directors' remuneration for fiscal year 2010 of not exceeding of Baht 13,500,000. Such remuneration consists of monthly retainer fee, meeting allowance and annual allowance.

The meeting has approved this agenda by not less than two-thirds as follows:

Approved	2,513,702,173	votes	equivalent to	99.04%,
Disapproved	20,695,927	votes	equivalent to	0.82%,
Abstained	3,787,502	votes	equivalent to	0.15%.

of the total number of shareholders attending and eligible to vote.

6. Approved the appointment of the Company's auditors: KPMG Phoomchai Audit Limited and the following four auditors for the year 2010:

- Mr. Supot Singhasaneh CPA. No. 2826
- Mr. Winid Silamongkol CPA. No. 3378
- Ms. Somboon Suprsiripinyo CPA No. 3731
- Mr. Charoen Phosamritlert CPA. No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of KPMG Phoomchai Audit Limited to conduct the audit. The Audit fee and the quarterly review fee for 2010 of the Company are in the amount of Baht 3,932,000.

The meeting has approved this agenda by simple majority vote as follows:

Approved	2,534,346,200	votes	equivalent to	99.85%,
Disapproved	118,000	votes	equivalent to	0.00%,
Abstained	3,721,402	votes	equivalent to	0.15%.

of the total number of shareholders attending and eligible to vote.

7. Approved the allotment of 2,000,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,008,543,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

Regarding the dividends payments of the company for 2009, the Company has approved dividends payments in excess of 50% of net profit after income tax in its consolidated financial statements. This has

affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately.

The meeting has approved this agenda by not less than three-fourths as follows:

Approved	2,413,941,714	votes	equivalent to	95.10%,
Disapproved	120,467,974	votes	equivalent to	4.75%,
Abstained	3,805,902	votes	equivalent to	0.15%.

of the total number of shareholders attending and eligible to vote.



April 9, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 041/2010**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

  Date: April 9, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 9, 2010

AIS-CP 041/2010

April 9, 2010

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

To: The President
The Stock Exchange of Thailand

According to the 2010 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") which was held on April 8, 2010 had passed a resolution to approve the dividend payment for the second half operating result of 2009 at the rate of Baht 3.30 per share and an additional dividend at the rate of Baht 5.00 per share, approximately totaling Baht 24,621.27 million to the shareholders of the Company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax of its consolidated financial statement. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant IV and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program. The ESOP warrant holders shall not be decreased their rights. Therefore, the adjustment to exercise price and exercise ratio of ESOP warrants are shown as follow;

ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	89.292	82.418
Exercise ratio (warrant : common shares)	1 : 1.19454	1 : 1.29417
Number of shares to be allotted (shares)	10,574,228	11,631,223*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	79.029	72.945
Exercise ratio (warrant : common shares)	1 : 1.15737	1 : 1.25390
Number of shares to be allotted (shares)	6,731,993	7,388,230*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 1,713,232 shares**	

* Calculated from the outstanding of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on April 12, 2010, which is the first day of XD sign posting onwards. As a result, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company has already allotted the additional shares to reserve for the new exercise ratio of ESOP Grant IV and V in the 2010 Annual General Meeting of Shareholders.